April 29, 2025

Howard Lee
Chief Executive Officer
Lucas GC Limited
Room 5A01, 4th Floor
Air China Building, Xiaoyun Road
Sanyuanqiao, Chaoyang District
Beijing 100027, China

       Re: Lucas GC Limited
           Registration Statement on Form F-3
           Filed April 21, 2025
           File No. 333-286651
Dear Howard Lee:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology